UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

RAPA MINING INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

753318 20 3
(CUSIP Number)

O’NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230
360-332-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753318 20 3

1.	Names of Reporting Persons Clyvia Capital Holding GmbH
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	69,000,000 shares of common stock

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	69,000,000 shares of common stock

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 70.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 753318 20 3

1.	Names of Reporting Persons Manfred Sappok
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	None

8.	Shared Voting Power:	69,000,000 shares of common stock

9.	Sole Dispositive Power:	None

10.	Shared Dispositive Power:	69,000,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 70.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 753318 20 3

1.	Names of Reporting Persons Dieter Wagels
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	None

8.	Shared Voting Power:	69,000,000 shares of common stock

9.	Sole Dispositive Power:	None

10.	Shared Dispositive Power:	69,000,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 70.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 753318 20 3

ITEM 1.              SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Common Shares”), of Rapa Mining Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 555 Burrard Street, Suite 900, Vancouver, British Columbia, Canada V7X 1M8.

ITEM 2.              IDENTITY AND BACKGROUND

This Statement is being filed by a group consisting of Clyvia Capital Holding GmbH (“Clyvia Capital”), Manfred Sappok and Dieter Wagels (the “Reporting Group”). Mr. Sappok and Mr. Wagels are managing directors and shareholders of Clyvia Capital.

Clyvia Capital Holding GmbH (“Clyvia Capital”) is a company formed under the laws of Germany with its corporate office at Koster Str. 1a, 47053 Duisburg, Germany. Clyvia Capital is in the business of investing in energy technologies.

Manfred Sappok has a business address located at Frredrich-List-Allee 10, Wegberg, Germany 41844. Dr. Sappok is a shareholder and one of the managing directors of Clyvia Capital. Dr. Sappok is also a managing director of Clyvia Technology GmbH (“Clyvia Technology”). Dr. Sappok is principally involved in developing Clyvia Technology’s propriety technology. Dr. Sappok is a citizen of Germany.

Dieter Wagels has a business address located at Frredrich-List-Allee 10, Wegberg, Germany 41844. Mr. Wagels is shareholder and one of the managing directors of Clyvia Capital. Mr. Wagels is also a managing director of Clyvia Technology. In addition to his responsibilities with Clyvia Capital and Clyvia Technology, Mr. Wagels owns and operates Dast GmbH in Wegberg, Germany, a custom manufacturer of precision machinery and parts. Mr. Wagels is a citizen of Germany.

During the past five years, no member of the Reporting Group has:

(a)	been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)
been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 16, 2005, Clyvia Capital transferred to the Company all of the outstanding shares of Clyvia Technology GmbH (“Clyvia Technology”) in consideration for 55,000,000 common shares. Concurrently, Clyvia Capital acquired an additional 14,000,000 common shares from Brian Cheston, formerly one of the Company’s directors, and its former Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. In consideration for the 14,000,000 Common Shares acquired from Mr. Cheston, Clyvia Capital paid $10,000 out of its own funds.

ITEM 4.              PURPOSE OF TRANSACTION

On June 16, 2005, pursuant to a Share Purchase Agreement (the “Share Purchase Agreement”) between Clyvia Capital, Clyvia Technology, the Company and Brian Cheston, the Company acquired a 100% ownership interest in Clyvia

CUSIP No. 753318 20 3

Technology (the “Acquisition”). The purpose of the Acquisition was to allow the Company to acquire rights to the technologies being developed by Clyvia Technology and to allow Clyvia Technology to gain access to public equity markets.

Pursuant to the Share Purchase Agreement, the Company issued to Clyvia Capital 55,000,000 Common Shares. In addition, Mr. Cheston transferred 14,000,000 Common Shares to Clyvia Capital, being all of the Common Shares owned by Mr. Cheston. These Common Shares were acquired by Clyvia Capital for investment purposes.

In connection with the Acquisition, effective on June 16, 2005, Mr. Cheston resigned as a director and as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company and Walter P.W. Notter was appointed to those positions in his place.

Other than as described above, there are no plans or proposals that the Reporting Group is aware of which relate to or would result in a material change to the Company.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of June 16, 2005, the Reporting Group beneficially owns the following securities of the Company:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
Clyvia Capital Holding GmbH	Common Stock	69,000,000 (direct)	70.5%
Manfred Sappok	Common Stock	nil
Dieter Wagels	Common Stock	nil

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of June 16, 2005, the Company had 97,805,000 Common Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

All of the 69,000,000 Common Shares beneficially owned by Clyvia Capital are owned directly by Clyvia Capital which possesses the sole power to vote and dispose of those Common Shares.

CUSIP No. 753318 20 3

(c)	Transactions Effected During the Past 60 Days:

The Reporting Group has effected the following sales of the Company’s securities during the 60 days prior to June 16, 2005:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

Agreement amongst Clyvia Capital Holding GmbH, Manfred Sappok and Dieter Wagels to file a single Statement on Schedule 13D on behalf of each of them.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: 01.07.05	CLYVIA CAPITAL HOLDING GMBH

/s/ Manfred Sappok
Per: Manfred Sappok, Managing
Director

Dated: 01.07.05	/s/ Manfred Sappok
Manfred Sappok

Dated: 01.07.05	/s/ Dieter Wagels
Dieter Wagels

AGREEMENT TO FILE JOINTLY

The undersigned hereby agree as follows:

WHEREAS the undersigned may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) to report on their beneficial ownership of the common stock of Rapa Mining Inc.,

NOW THEREFORE THE UNDERSIGNED HEREBY AGREE that a single Statement on Schedule 13D may be filed with the SEC on behalf of each of them.

Dated: 01.07.05	CLYVIA CAPITAL HOLDING GMBH

/s/ Manfred Sappok
Per: Manfred Sappok, Managing
Director

Dated: 01.07.05	/s/ Manfred Sappok
Manfred Sappok

Dated: 01.07.05	/s/ Dieter Wagels
Dieter Wagels